UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

Blue Square Announces Affirmation of Rating report

ROSH HAAYIN, Israel, October 28, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that it has received from Standard & Poor's Maalot, an updated rating report of the debentures issued by Blue Square on August 2003.

The report is enclosed.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

Dated October 28, 2008	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

October 28, 2008

Press Release

Blue Square Israel LTD.

Standard & Poor's Maalot (hereafter: "S&P Maalot") hereby affirms its (AA / Stable Outlook) local scale rating for bonds (series A & B) issued by Blue Square Israel Ltd. (hereafter: "Blue Square", "BSI" or "company").

Blue Square's credit rating is based, amongst other considerations, on the company's business and financial policies as outlined in the following rationale summary.

October 28, 2008

Blue Square Israel LTD.

Primary Analyst: Itzik Maissi

Table of Contents

Main Rating Factors
Liquidity
Outlook
Financial Summary
Peer Group Comparison

Main Rating Factors
Strengths:
•	Operates in the organized food retail industry which is concentrated and has high barriers to entry.
•	Positioned as Israel's second largest food retailer.
•	Prim store locations in city centers.
•	Business diversity including food, non-food, health & organic foods, income producing commercial real estate assets.

Weaknesses:
•	In the midst of formulating a cohesive business strategy to address on-going weakness in the "Mega" format and in the discount segment in general.
•	Deterioration in market share and in operating margins.
•	Relatively thin retail coverage of Northern regions of Israel.

The affirmation of Blue Square's credit rating is based on the company's operations in the relatively concentrated organized retail food sector wherein two nationwide chain store operators account for 60% of total organized food revenue. Blue Square benefits from the positive characteristics of the retail food sector, to include: Inherently easier to forecast compared to other retail segments, less volatile demand dynamics as a result of economic cycles, relatively guarded from aggressive entry of international competition due to small and fragmented local market, kosher issues, dependence on local suppliers, and lack of additional selling space in central locations. The impending slow down in the Israeli economy will likely moderate growth rates in the near term future, but we expect growth to remain reasonable and be especially influenced by further movement of market share from the unorganized food sector to the organized chain store format. We should note that organized retail accounts for only 60% of total food sales in Israel, while this figure is at about 80% in developed Western European nations and the United States.

Blue Square is Israel's second largest food retailer with a 23% market share of total organized sales, compared to market share of 37% for competitor "Shufersal". Company activities are conducted via four different formats, each targeting a different customer profile: "Mega" is the company's "one-stop shop" format; "Mega in Town" is the neighborhood discount format; "Shefa Shuk" is a hard discount format aimed at the ultra-orthodox segment; "Eden Nature" is the organic and health food format. The company has good nationwide coverage (approx. 190 store locations), and some of its leading stores are located in prime city center locations. In August 2007, as part of a new strategic direction, Blue Square evolved its neighborhood locations to "Mega in Town" stores and reduced prices in these stores. While threatening to start a price war at the time, this unique strategy was aimed at taking advantage of the company's good locations in city centers and resulted in high double-digit growth rates in Same Store Sales (SSS). The company has since passed the break-even point, though price reductions have led to a decrease in profit margin.

In addition to its core food business, Blue Square is also active in non-food, health food and income producing commercial real estate. Non-food activities are conducted via a 85% stake in "Bee Group Retail" which operates 232 stores (mostly franchised) selling baby goods, children's toys and a wide variety of house ware. In the health food segment, the company operates via a 51% stake in "Eden Nature", currently consisting of only 4 branches but expected to expand significantly over the next few years. Real estate operations are conducted via a an 80% stake in "Blue Square Real Estate", a publicly traded company which owns a large portion of the supermarket selling space which is used by BSI (fair market value of NIS 1.6 billion), out of which approx. 20% is leased to third parties. While contributing to overall business diversity, EBITDA contribution of the aforementioned non-food activities is still insignificant at this stage.

BSI is currently working to formulate a focused business strategy. After years in which the "Mega" brand led Israeli food sales with a market share of 13%, there has been deterioration in recent quarters. Blue Square's only pure hard discount format, Shefa Shuk, has recently suffered from significant deterioration in operating results due to the threat of a boycott by certain segments of the ultra-orthodox community in Israel. In Q2-'08, Shefa Shuk reported a drop of 11% in revenues. The chain accounts for 20% of BSI's total revenue, though further deterioration is not expected unless the boycott kicks into full gear. The company's lack of strategic focus, especially in the discount segment, creates a competitive inferiority for BSI vis-à-vis Shufersal's (now operating two discount formats) and as compared to other private discount chains which have been gaining strength and have began to expand beyond their current geographical zones from whence they begun. Blue Square is now working to complete its strategic plan and has recently expressed its intention to buy out the minority share of its subsidiary "Blue Square Investments and Properties" (current ownership of 80%), in order to enhance operational flexibility. The company's new strategy is also supposed to address the supply chain, and to focus on maximizing synergies between the group's food and the non-food segments.

A lack of strategic focus coupled with the threat of an ultra-orthodox boycott has led to a decrease in the company's market share. In an industry where economies of scale are critical to profitability, market share loss is very detrimental to profitability. In the past six quarters, BSI shed 2% of its market share. Additionally, the "Mega in Town" launch and associated costs led an additional deterioration of profit margin. On the other hand, EBITDAR margin (profit before interest, tax, depreciation and rent) stood at 8% in 2007, compared to 8.5% in 2006, but still consistent with the company's current rating.

In order to maintain the rating on the bonds which BSI issued in 2003, the company committed to its bondholders to not payout dividends should reported debt to EBITDA go above 3.0x. Furthermore, the company has also committed to keeping un-pledged assets of at least 120% of unsecured debt.

The company's financial debt (unadjusted) at the end of 2007 reached NIS 1.4 billion, a slight decrease compared to FY2006. BSI is relatively highly leveraged, with adjusted1  debt to CAP of 63%, which we do not expect to significantly decrease over the next couple of years. Adjusted debt coverage ratios are high as well, but largely in line with the company's current rating. In 2007, adjusted debt to EBITDAR was 3.9 and adjusted FFO to debt was 19.3%. These two critical ratios are expected to weaken in the mid-term, mostly as a result of continued development in the group's real estate segment. The ratio of EBITDAR to interest expense and rent was reported at 2.4x in 2007 and is actually relatively high for the company's rating level.

Liquidity
BSI's liquidity position and accessibility to capital markets is good. The company has debt maturities of NIS 240 million in the period 2008-2009, of which NIS 60 million stems from a put option which bond holders have for early redemption. We do not expect the company's free cash flow (before dividends) to decrease compared to the company's multi-year historic average, and as such, the company will be able to repay principal from its internal resources. Additionally, most of the Blue Square's receivables are virtually risk-free credit card receipts, a factor which enables the company to tap additional liquidity in a relatively short period of time (via securitization). On the other hand, the company's accessibility to local banks could be potentially limited due to regulations which bundle BSI with its shareholders (Alon Group and Africa Group) and limit the credit line which can be earmarked to these two groups.

1 Group's financial debt including adjustments made my S&P Maalot to debt and to cash-flows.

At the end of Q2-'08, the company (excluding publicly traded subsidiaries) had liquid assets of NIS 200 million. These funds will likely be used to buy out the minority stake in "Blue Square Investments & Properties" (in the event that the transaction will be completed), and the company may find in necessary to take on additional debt for the buy-out program.

Outlook - Stable
The outlook is stable and reflects our opinion that Blue Square will work to stabilize it current position in the food retail industry and will succeed in formulating a strategic plan which will address its weaknesses in the discount segment and lack of presents in certain regions of Israel. We believe that the group's financial debt will continue to rise in the short to mid term, and debt coverage metrics will worsen, though this increase in debt will be as a result of the real estate sector. Because of the different dynamics of the income producing real estate segment, deterioration in credit measures together with an increase in rental space leases to third parties, is not expected to have a negative influence on the rating.

Our outlook could be revised to negative if there is a significant deterioration in reported EBITDA margin and/or if the threatened ultra-orthodox boycott starts to significantly hurt group revenues. Deterioration in debt coverage ratios (Debt to EBITDA and FFO to Debt) without a coinciding significant increase in income producing real estate operations, could also cause us to revise our outlook to negative or to downgraded the rating. We are of the view that a rating upgrade is less likely at this time.

Financial Summary

Blue Square-Israel -- Financial Summary*
Industry Sector: Supermarkets

	--Fiscal year ended Dec. 31--
	2007	2006	2005	2004	2003
Rating history	AA/Stable	AA	AA	AA	AA
(Mil. NIS)
Revenues	6,982.4	6,515.0	5,797.0	5,365.8	5,170.5
Net income from continuing operations	150.2	213.9	90.0	60.5	(7.0)
Funds from operations (FFO)	427.5	356.8	343.5	310.9	231.2
Capital expenditures	360.0	238.6	182.5	210.1	171.2
Free operating cash flow	18.0	103.6	96.7	206.3	119.8
Debt	2,212.7	2,150.4	2,132.9	1,558.6	1,490.0
Equity	1,299.1	1,232.1	976.5	916.1	1,197.6
Adjusted ratios
Oper. income (bef. D&A)/revenues (%)	8.0	8.5	8.3	8.5	7.7
EBIT interest coverage (x)	2.7	3.2	2.5	2.4	3.5
EBITDA interest coverage (x)	3.4	3.9	3.7	3.8	5.5
Return on capital (%)	10.8	11.8	10.0	9.3	8.6
FFO/debt (%)	19.3	16.6	16.1	19.9	15.5
Free operating cash flow/debt (%)	0.8	4.8	4.5	13.2	8.0
Debt/EBITDA (x)	4.7	4.5	5.2	4.0	4.1
Debt/debt and equity (%)	63.0	63.6	68.6	63.0	55.4

*Fully adjusted (including postretirement obligations).

Peer Group Comparison

Blue Square-Israel -- Peer Comparison*
Industry Sector: Supermarkets

	Blue Square-Israel§	Shufersal	X5 Retail Group N.V.¶	J Sainsbury PLC	Casino Guichard - Perrachon & Cie S.A.	Delhaize Group S.A.
Rating as of Sep. 11, 2008	-/-/-	-/-/-	BB-/Stable/--	BBB-/Stable/A-3	BBB-/Stable/A-3	BBB-/Stable/A-3
	--Fiscal year ended Dec. 31, 2007--	--Fiscal year ended Dec. 31, 2007--	--Fiscal year ended Dec. 31, 2007--	--Fiscal year ended March 31, 2008--	--Fiscal year ended Dec. 31, 2007--	--Fiscal year ended Dec. 31, 2007--
(Mil. €)
Revenues	1,239.0	1,755.3	3,639.0	22,380.1	25,258.0	18,957.2
Net income from cont. oper.	26.7	43.1	98.3	412.8	664.0	386.4
Funds from operations (FFO)	75.9	131.9	238.5	1,292.4	1,486.9	1,108.8
Capital expenditures	62.4	93.9	569.6	1,210.8	1,371.8	726.1
Free operating cash flow	4.8	46.2	(235.5)	51.5	157.1	320.0
Debt	392.6	566.6	1,474.3	6,852.6	5,910.6	3,918.1
Equity	230.5	252.8	2,218.5	6,191.9	6,824.0	3,675.5
Adjusted ratios
Oper. income (bef. D&A)/revenues (%)	8.0	9.1	10.6	7.6	9.3	8.6
EBIT interest coverage (x)	2.7	2.3	2.9	2.2	3.4	3.6
EBITDA interest coverage (x)	3.4	3.2	4.3	3.6	4.9	6.0
Return on capital (%)	10.8	12.0	7.4	7.6	11.7	11.8
FFO/debt (%)	19.3	23.3	16.1	18.7	25.2	28.3
Free operating cash flow/debt (%)	0.8	8.2	(17.3)	(3.4)	2.7	8.2
Debt/EBITDA (x)	4.7	4.3	3.9	4.3	2.8	2.5
Total debt/debt plus equity (%)	63.0	69.1	39.9	52.5	46.4	51.6

*Fully adjusted (including postretirement obligations). Excess cash and investments netted against debt. ¶Fully adjusted. §Excess cash and investments not netted against debt.